Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                                May 4, 2005

Pamela A. Long, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re:  American Ammunition, Inc.
          Amendment No. 2 to Form SB-2
          File No. 333-122056

Dear Ms. Long:

     This firm represents American Ammunition, Inc. ("American" or the "Company") in the above-referenced matter. Enclosed for filing is American's Amendment No. 2 to its Form SB-2 for filing. Below, please find our responses to your April 26, 2005 comment letter:

General

1. We note your statement on page 5 and on the cover page that the last reported sales price by OTCBB on March 24, 2005 was $. 11. Please note that your cover page should show the last reported sale price as of the latest practicable date. In addition, please clarify what market price you are assuming and the date on which the company's shares traded at that price wherever you discuss the number of shares you would issue upon conversion of the debenture. We note that the discussion in the summary section is "based on current market prices." Finally, where you discuss a specific price, such as the disclosure on page 12 and elsewhere in your filing which lists the market price as $.12, ensure that you give the correct date on which the shares traded at that price. in this case February 14, 2005. Our understanding is that on April 5 (the date you cite in your filing), your shares traded at approximately $.10 per share.

Response

     We have revised the cover page to show the last reported sales price as of the latest practicable date. Further, throughout the document, we have revised to state that we are assuming a conversion price of $.076 based on a market price as of April 26, 2005 of $.10.


2. We note your response to comment 5 in our letter dated March 2, 2005. Please consider renaming the "conversion formula" component of the formula for purposes of the disclosure in this filing, since this name can also refer to the entire formula and investors may become confused as to how the formula operates. You should consider a term that concisely describes the nature of this component as a discounted market price. In addition, please revise your description of this component in Note H on page F-13.




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Response

     We have renamed the "conversion formula" component to be referred to as the "discount market price".


3. It appears as though paragraph 3 of your addendum to the convertible debenture and warrant to purchase common stock dated December 10, 2004 alters the formula by which you will issue shares of common stock upon conversion of a portion of the debenture and exercise of a corresponding number of warrants. The effect of the addendum does not appear to be reflected in the description of the formula in the prospectus. For example, under the formula as described in your prospectus, the conversion of $40,000 of the debenture would result in the issuance of 4,863,158 shares, while under the formula as described in paragraph 3 of the addendum, the conversion of $40,000 of the debenture would result in the issuance of 7,894,736 shares (assuming in each case, a market price of $.11). Please supplementally confirm the formula by which you will be issuing shares of common stock and revise your registration statement as necessary. We may have further comments upon review of your response.

Response

     Section 3.1 of the debenture, as amended, governs the conversion feature of the debenture. In accordance with the debenture as originally issued and the letter agreement dated December 2002, the conversion formula was as follows:

         "The number of Common Shares into which this Debenture may be converted is equal to the dollar amount of the Debenture being converted multiplied by eleven, minus the product of the Conversion Price multiplied by ten times the dollar amount of the Debenture being converted, divided by the Conversion Price."

     In addition, in accordance with the debenture as originally issued and the letter agreement dated December 2002, the conversion price was as follows:

         "The Conversion Price shall be equal to the lesser of (i) $1.00, or (ii) eighty percent (80%) of the average of the 5 lowest Volume Weighted Average Price days during the twenty
         (20) Trading Days prior to Holder's election to convert."

     Paragraph 3 of the December 2004 addendum does not amend the conversion formula but only amends the conversion price. The relevant portion of paragraph 3 of the December 2004 addendum is as follows:

         "The Conversion Price for such shares shall be the lesser of $1.00 or 76% of the average of the Volume Weighed Average Prices for the 5 Trading Days immediately prior to the conversion notice"




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



     As a result, paragraph 3 of the December 2004 addendum only increased the discount from 20% to 24% and limited the lookback from 20 days to 5 days. The December 2004 amendment did not change the structure of the conversion formula. Accordingly, the conversion formula is as follows:

                          ((A * 11) - (B * (10 * A))/B

          A=dollar amount of the debentures being converted ($40,000)

          B=discounted market price (assuming a VWAP of $.11, the discounted market price is $.0836)

              (($40,000 * 11) - ($.0836 * (10 * $40,000)) / $.0836

                          ($440,000 - $33,440) / $.0836

                          $406,400 / $.084 = 4,863,157

     The final sentence of paragraph 3, relates to the number of shares to be delivered to the escrow agent and does not amend or apply to the conversion formula. Further, section 2 of the December 2004 addendum did not amend the conversion formula but only related to one specific conversion and exercise that was submitted in December 2004.

4. We note your response to prior comment 4 about what the formula for the conversion of the debentures is intended to achieve. We now understand, based on your response and our review of the amended registration statement, that it is the operation of the conversion formula, together with the mandatory warrant exercise, that result in the debenture holder receiving the shares registered for resale at a 24% discount to market. In order to help investors better understand these transactions, please revise your disclosure to emphasize the relationship between the debenture conversion and warrant exercise more clearly. For example:

     o On your cover page, rather than describing the debenture conversion in detail, please just include a statement to the effect that the common stock purchase warrants will be exercised concurrently with the conversion of the debenture and that these transactions together will produce an average price for the shares equal to 76% of the then current market value of the company's common stock. You can then describe in detail the operation of each of these formulas in the body of the prospectus.

     o Where you discuss the amount of shares you will have outstanding after the debenture is converted, please also discuss the mandatory concurrent exercise of the warrant. For example, in the risk factor entitled "The continuously adjustable conversion formula feature. . " on page 12 omits any reference to additional shares being issued upon the required exercise of the warrant at the time of the conversion.

Response

     We have revised the cover page to provide a brief description of the warrants and debentures and their interaction.



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



     We have revised to discuss the mandatory exercise of the warrant where we discuss the amount of shares that will be outstanding after the debenture is converted.


5. Please revise your filing to indicate that the number of warrants required to be exercised is equal to ten times the dollar amount of the debenture being converted, divided by the warrant exercise price, as the Warrant Agreement reflects.

Response

     We have revised the filing to indicate that the number of warrants required to be exercised is equal to ten times the dollar amount of the debenture being converted, divided by the warrant exercise price.


6. We note disclosure of past conversions of the debenture in the amount of $393,635 from March 2003 through December 31, 2004, along with the corresponding exercise of 3,936,350 warrants. We also note disclosure throughout your document that debentures totaling $250,000 were issued in the initial October 4, 2002 transaction along with 30,000,000 warrants to purchase shares of common stock. We also note your statement that in March and May of 2003, an aggregate of $350,000 in debentures were issued, as well as your statement on page 7 that you received $500,000 from the issuance of the convertible debenture. Please revise your filing to indicate the aggregate amount of debentures and warrants issued, as well as how you calculated that there are $266,350 of debentures outstanding and 2,663,500 warrants outstanding.

Response

     The Company currently has $266,365 of debentures outstanding and 2,663,650 warrants outstanding. We have revised the prospectus throughout to provide consistent disclosure. Please note that we have removed the description of the issuances of shares upon conversion of the debenture and exercise of the warrant from Item 26 as the shares were registered securities.


7. Revise your disclosure to eliminate the discrepancy between your statements throughout the document that the remaining 2,663,500 warrants have a $1 exercise price and your statement on page 78 that the warrants are exercisable at $1 for up to 2,500,000 shares.

Response

     The disclosure under Item 26 was referring to the initial issuance of the warrants. We have revised the disclosure to indicate this.




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8.   Please supplementally confirm that you have 2,666,350 warrants outstanding, as ten times the dollar value of the remaining debenture is 2,663,500. We also note your statement that appears in Note H on page F- 13 that on December 31, 2004, there were 2,663,650 warrants outstanding.

Response

     The balance of the debenture presently outstanding is $266,365 and there are warrants outstanding to purchase 2,663,650 shares of common stock. We have revised the registration statement accordingly.


Triton, page 28

9. Please revise your disclosure to state the products covered by the patents that you acquired. We also note your disclosure that the consideration you paid on October 19, 2004 was stock valued at $500,000. Please supplementally confirm the consideration you paid to acquire the assets of Triton Ammunition Corporation, as we note disclosure in your initial filing that stock valued at $1.4 million was issued.

Response

     We have revised the disclosure to state the products covered by the patents.

         The consideration paid for the assets of Triton was $500,000. Management of the Company was able to renegotiate the purchase price down from $1,400,000 to $500,000.


Security Ownership of Certain Beneficial Owners and Management, page 37

10. We note your statement on page 37 that there were 75,907,300 shares outstanding on April 1, 2005 and your statement on page 7 that there were 75,851,692 shares outstanding on that date. Please reconcile this discrepancy.

Response

     We have revised the registration statement to provide the outstanding shares of common stock as of April 26, 2005, which was 75,907,300.


Selling Stockholder page 42

11. Please state in your prospectus whether the selling security holder is a broker-dealer or an affiliate of a broker-dealer or confirm to us supplementally that the selling security holder is not a broker-dealer or an affiliate of a broker-dealer. We may have additional comments upon review of your response.



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Response

     Golden Gate has advised us that it is not a broker-dealer or an affiliate of a broker-dealer.


Terms of Convertible Debentures, page 43

12. Please revise your disclosure regarding the December 2004 addendum to state the consideration provided by La Jolla

Response

     We have discussed the consideration provided by La Jolla including the dismissal of the litigation it commenced in San Diego Superior Court.


Item 27. Exhibits, page 82

13. Your only previous filing related to this transaction occurred on January 14, 2005, as the supplemental information you submitted for staff review on February 15, 2005 cannot be incorporated by reference. See Securities Act Rule 411(c). Please file Exhibit 5.1 in this regard.

Response

     We have filed Exhibit 5 with the amendment to the registration statement.


                                       ***

     Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494



                                                Sincerely,

                                                /s/Stephen Fleming
                                                Stephen Fleming






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